 Exhibit 77D

SUB-ITEM 77D:  Policies with Respect to Security Investments

Effective October 15, 2014, with respect to the Loomis Sayles Dividend Income Fund, the “principal Investment Strategy” in the Prospectus was amended and restated as follows:

Under normal market conditions, the Fund will invest at least 80% of its assets in equity securities (the “equity portion”). Equity securities purchased by the Fund may include common stocks, preferred stocks and convertible securities, including, among others, warrants and convertible preferred stock. A significant majority of the equity securities purchased by the Fund will be traded on a U.S. exchange and denominated in U.S. dollars. The Fund’s non-U.S. equity investments, which will consist generally of American Depositary Receipts but may include direct foreign investments as well, will be limited to 20% of the equity portion. Although certain equity securities purchased by the Fund may be issued by domestic companies incorporated outside of the United States, the Adviser does not consider these securities to be foreign if they are included in U.S. equity indices published by Standard & Poor’s or Russell Investments. The Fund expects that under normal market conditions a majority of the equity portion will include income-producing equity securities.

The Fund may invest up to 20% of its assets in fixed-income securities, including below investment grade fixed-income securities (commonly known as “junk bonds”), corporate debt, government and agency fixed-income securities and convertible debt securities (the “fixed-income portion”). Below investment grade fixed-income securities are rated below investment grade quality, i.e., none of the three major ratings agencies (Moody’s Investors Services, Inc., Fitch Investor Services, Inc. or Standard & Poor’s Ratings Group) have rated the securities in one of their respective top four ratings categories, or, in the absence of a rating by an agency, the Adviser has determined that the securities are of comparable quality to rated securities that the Fund may purchase. Up to 40% of the fixed-income portion of the Fund may be non-U.S. dollar denominated and up to 20% of the fixed-income portion of the Fund may be invested in a single country or currency; however, these restrictions do not apply to investments in Canadian or U.S. fixed-income securities. The Fund may invest in securities of any maturity, market capitalization and credit quality.

The Adviser may shift the Fund’s assets among various types of income-producing securities based upon changing market conditions and security-specific opportunities. The asset allocation shifts will be based on several criteria, such as the attractiveness of each asset class as determined by the Adviser, the security-specific valuations and yield opportunities discovered within each asset class and the ability of an asset class to provide diversification and attractive risk characteristics to the portfolio. When assessing the investment opportunity of a particular company, the Adviser has the flexibility to consider the entire range of securities across the company’s capital structure, including equities, preferred stock, convertible bonds, convertible preferred stock and bonds. The Adviser will strive for a reasonable amount of income through stock dividends, bond yields and other income-enhancing strategies.

In deciding which equity securities to buy and sell, the Adviser seeks to identify companies that it believes are, among other things, attractively valued based on the Adviser’s estimate of intrinsic value, with additional consideration given to dividend yield. The Adviser generally seeks to find value by selecting individual stocks that it believes are attractive, rather than by attempting to achieve investment growth by rotating the Fund’s holdings among various sectors of the economy.

In deciding which fixed-income securities to buy and sell, the Adviser may consider a number of factors related to the bond issue and the current bond market, for example, the stability and volatility of a country’s bond markets, the financial strength of the issuer, current interest rates, the Adviser’s expectations regarding general trends in interest rates and currency considerations. The Adviser will also consider how purchasing or selling a bond would impact the overall portfolio’s risk profile (for example, its sensitivity to currency risk, interest rate risk and sector-specific risk) and potential return (income and capital gains).

The Fund may also invest in securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”) and may purchase and sell (write) options for hedging and investment purposes. Except as provided above, the Fund is not limited in the percentage of its assets that it may invest in these instruments.